Exhibit 99.1

For Immediate Release

BCE files 2015 annual report on Form 40-F

MONTRÉAL, March 9, 2016 – BCE Inc. (TSX, NYSE: BCE) today announced the filing of its 2015 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC).

BCE’s Form 40-F includes audited financial statements for the year ended December 31, 2015, and is available on BCE’s website at BCE.ca in the Investors section and on the SEC’s website at sec.gov.

Holders of BCE securities may receive a printed copy of BCE’s audited financial statements at no charge by contacting BCE Investor Relations by phone at 1 800 339-6353, by email at investor.relations@bce.ca or by mail at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

About BCE
Canada's largest communications company, BCE provides a comprehensive and innovative suite of broadband communication services to residential and business customers from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca